Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund II

Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year Affirmative 26,612,026 Withheld Authority 458,457 Reelection of Bradford K. Gallagher Class III to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 26,591,956, Withheld Authority 478,527 Reelection of John C. Maney Class III to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 26,595,229, Withheld Authority 475,254 The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV, James
A. Jacobson and Alan Rappaport continued to serve as Trustees of the Fund.

Special Shareholder Meeting Results:

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approvalof the new investment management agreement between the Funds and PIMCO, as discussed in Note 7 to the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies.
On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO California Municipal Income Fund II and Pacific
Investment Management Company LLC

For		Against		Abstain
----------	--------	--------
13,172,002 	727,985		2,654,483

Changes to Boards of Trustees

Effective at the close of business on September 5, 2014, Craig A. Dawson became a Class III Trustee of each of PIMCO California Municipal Income Fund II.